

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Edward P. Smolyansky
Chief Financial and Accounting Officer
Lifeway Foods, Inc.
6431 West Oakton St.
Morton Grove, IL 60053

> **Re:** **Lifeway Foods, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2013**
> **File No. 0-17363**

Dear Mr. Smolyansky:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

1.   We note your discussion on page one of your amended proxy statement concerning the "inadvertent" distribution of preliminary proxy materials on or about May 10, 2013. Please enhance your disclosure to indicate, if true, that this distribution was inconsistent with federal regulatory provisions in the following regards:
- You distributed proxy cards to shareholders even though shareholders had not received concurrently or previously a definitive proxy statement that had been filed with the Commission; and
- You did not mark the copies of the preliminary proxy statement as "Preliminary Copies" when you distributed them to shareholders.

Please refer to Rule 14a-4(f) and Rule 14a-6(e)(1), respectively.

Also, please confirm to us that you have made appropriate arrangements with your transfer agent, vote tabulator, brokers and other entities collecting proxies and voting instructions so that all voting platforms are disabled until you have filed your definitive proxy statement and have recirculated the revised proxy materials to your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director